Exhibit 99.1

Maris-Tech and FlightOps Announce Joint Edge-AI and Video Payload Platform for Autonomous Drone Operations

New platform aims to combine Maris-Tech’s Uranus-Drones edge computing with FlightOps’ robot-pilot software, which would enable advanced autonomous missions with 5G BVLOS connectivity

Rehovot, Israel, Nov. 05, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) – based edge computing technology, and Flightops Ltd. (“FlightOps”), provider of an advanced robot-pilot software for drones, today announced the entry into a non-exclusive feasibility collaboration agreement for a joint edge-AI and video payload platform that integrates Maris-Tech’s Uranus-Drones hardware with FlightOps’ autonomous command-and-control application. The solution is designed to deliver safer, more efficient, and better integrated operations for complex drone missions, at scale.

The collaboration aims to establish a platform that will merge onboard AI video processing with autonomous flight management, enabling real-time detection, tracking, and decision support at the edge. Integrated 5G cellular communication provides high-reliability links, beyond visual line of sight (“BVLOS”), effectively extending operational range. With miniature, lightweight, and low-power enclosures, the platform is optimized for small unmanned aerial vehicles (UAVs”), and is ideal for inspection, logistics, public safety, and perimeter security missions.

“We’re proud of our collaboration with FlightOps, whose robot-pilot software has set the standard for autonomous drone operations,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe that this joint platform will open new commercial drone markets by combining edge AI, secure video, and BVLOS connectivity in a miniature, low-power package.”

“This collaboration marks a significant milestone for FlightOps,” said Shay Levy, Chief Executive Officer of FlightOps. “By integrating our autonomous ‘robot-pilot’ platform with Maris-Tech’s advanced edge AI and video technology, we aim to enable manufacturers and solution providers to instantly expand their capabilities—from manual piloting to fully autonomous, intelligent flight operations. We believe that this collaboration validates our strategy of empowering original equipment manufacturer (“OEMs”) and integrators to deliver scalable, high-value drone solutions that redefine performance, safety, and efficiency across industries.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (“HLS”), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

About Flightops Ltd.

FlightOps is pioneering autonomous drone and air mobility software, with AI-driven flight automation and multi-drone command solutions that redefine scalability and safety in aerial operations. Its flagship “Robot-Pilot” platform transforms drones from manually piloted tools into fully autonomous, intent-based systems capable of independent decision-making, mission planning, and real-time regulatory compliance. Built on an open, hardware-agnostic architecture, FlightOps supports diverse drone ecosystems - ranging from multirotors to eVTOLs—and integrates seamlessly with AI, UTM, and enterprise systems. Founded by aviation and robotics experts, FlightOps empowers manufacturers, service providers, and enterprise operators to deliver advanced drone services at scale, driving the future of autonomous aviation across security, inspection, logistics, and public safety markets.

For more information, visit https://www.flightops.io/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the aim to combine Uranus-Drones edge computing with FlightOps software to enable advanced autonomous missions with 5G BVLOS and the benefits of the new platform; that the joint platform will open new commercial drone markets; and that the collaboration validates the Company’s strategy of empowering OEMs and integrators to deliver scalable, high-value drone solutions that redefine performance, safety, and efficiency across industries. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com